February 29, 2012
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-3-12

QUATERRA FILES YERINGTON NI43-101 COMPLIANT TECHNICAL REPORT
ON SEDAR

VANCOUVER, B.C. — Quaterra Resources Inc. today announced it has filed with SEDAR a Canadian National Instrument 43-101-compliant technical report on the Yerington Mine portion of the Yerington Copper Project located in Lyon County, Nevada.

The report was prepared by Tetra Tech Inc. of Golden, Colorado, for wholly-owned Quaterra subsidiary, Singatse Peak Services, LLC (SPS), which is exploring and developing the Yerington project.

The report follows an updated resource estimate for Yerington announced in a press release on January 5, 2012 and prepared by Tetra Tech. The technical report also includes a description of the project history, geology, mineralization, drilling, sampling procedures and laboratory Quality Assurance/Quality Control procedures. There are no material differences between the mineral resource estimates in the technical report and the January press release.

The qualified person for the Tetra Tech technical report is Dr. Rex Bryan, Senior Geostatistician for Tetra Tech, Golden, Colorado.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the company website.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources .Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.